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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303 Telephone: (650) 833-2000	Marjorie Adams, Esq. DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, NY 10020-1104 Phone: (212) 335-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) that Renova Media may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended (the “Shareholders Agreement”), and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Renova Media disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company, with respect to which Renova Media disclaims beneficial ownership.
(2) Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.
(3) Based upon a total of 28,442,907 shares of Common Stock, which figure is based on the number of shares of Common Stock outstanding on February 20, 2007, as disclosed by the Company to Renova Media (13,972,365) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Victor Vekselberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017 (4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.5%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(4) Includes: (i) 3,375,084 shares of Common Stock held directly by Renova Media, (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of Preferred Stock, which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by COMCOR that Mr. Vekselberg may be deemed to beneficially own by reason of the Shareholders Agreement, and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Mr. Vekselberg disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of the Irrevocable Proxy Arrangements, with respect to which Renova Media disclaims beneficial ownership.
(5) Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and with respect to which Mr. Vekselberg disclaims beneficial ownership.
(6) Based upon a total of 28,442,907 shares of Common Stock, which figure is based on the number of shares of Common Stock outstanding on February 20, 2007, as disclosed by the Company to Renova Media (13,972,365) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No. 61945R100
     This Amendment No. 9 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Victor Vekselberg (together with Renova Media, the “Reporting Persons”) and amends and supplements the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 23, 2004, and subsequently amended.
Item 3. Source and Amount of Funds or Other Consideration
     Reference is made to the Agreement and Plan of Merger, dated February 21, 2007 (the “Merger Agreement”), by and among Renova Media, Galaxy Merger Sub Corporation, a newly formed wholly-owned subsidiary of Renova Media, and Moscow CableCom Corp. (the “Company”), a copy of which is attached hereto as Exhibit 30 and incorporated herein by reference, and which is referred to in Item 4 of this Amendment No. 9, which is incorporated herein by reference, setting forth the terms and conditions of a merger (the “Merger”). Based on the number of shares of Company common stock, $0.01 par value (“Common Stock”), outstanding and issuable upon conversion or exercise of other outstanding securities of the Company, in each case beneficially owned by persons other than the Reporting Persons, as set forth in the Merger Agreement, and based on the agreed cash price of $12.90 per share of Common Stock, the Reporting Persons estimate that an aggregate of approximately $184.5M will be used for (i) acquiring Company securities from persons other than the Reporting Persons in the Merger (for an aggregate purchase price of approximately $152M); (ii) exercising certain warrants to purchase shares of Series B preferred stock of the Company, $0.01 par value (“Series B Preferred Stock”), and subsequently converting those shares of Series B Preferred Stock (and other shares of Series B Preferred Stock currently held by Renova Media, if necessary) into shares of Common Stock, such that, as contemplated by the Merger Agreement, Renova Media will be assured of owning directly at least a majority of the voting power of the then-outstanding Company voting securities on the record date set by the Board of Directors of the Company, in accordance with the Merger Agreement, for the adoption of the Merger Agreement and the approval of the Merger by the Company’s stockholders, in order to assure that a majority of the voting power of the then-outstanding Company voting securities entitled to vote on such adoption is voted in favor thereof irrespective of the vote of any other stockholder entitled to vote; and (iii) estimated expenses related to the Merger. In the Merger, shares of the Company held directly by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) (whether or not deemed beneficially owned by the Reporting Persons for purposes of Schedule 13D) would be acquired on the same terms as the shares held by all other stockholders of the Company other than Renova Media. COMCOR is not a party to the Merger Agreement and has no agreement with Moscow CableCom or Renova Media relating to the Merger.
     The Reporting Persons believe that, as of the date hereof, Renova Media directly holds shares of Common Stock and Series B Preferred Stock representing approximately 40.0% of the voting power of the Company’s outstanding voting securities. This estimated percentage is based on information in the Merger Agreement. This estimated percentage differs from information set forth elsewhere in this Schedule 13D with respect to shares deemed beneficially owned by the Reporting Persons under the Schedule 13D rules regarding beneficial ownership in that this estimated percentage excludes: (i) shares of Common Stock held directly by COMCOR; (ii) shares of Company capital stock which Renova Media has the right to acquire under outstanding nonvoting securities of the Company held directly by Renova Media; and (iii) shares of Common Stock subject to irrevocable proxy and powers of attorney arrangements between Renova Media and certain stockholders of the Company.
     The Reporting Persons anticipate obtaining the funds necessary to complete the Merger from proceeds of borrowings from Renova Media’s two shareholders under the Amended and Restated Credit Facility Agreement dated November 3, 2006 among Renova Media, Renova Industries Ltd. and CMCR Management Limited, as the same has been amended by the Deed of Amendment to such agreement, dated February 13, 2007, which deed of

CUSIP No. 61945R100
amendment is attached hereto as Exhibit 31 and incorporated herein by reference. Such agreement, as amended, covers the approximately $56M in existing borrowings by Renova Media unrelated to the Merger, and the approximately $184.5M estimated to be needed for the Merger, as described above. The consummation of the Merger is not conditioned upon the Reporting Persons obtaining any financing.
     Though the Merger Agreement has been executed, there is no assurance that all of the conditions to the closing of the Merger will be satisfied and that the Merger will be consummated.
Item 4. Purpose of Transaction
     On February 21, 2007, Renova Media and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 30 and incorporated herein by reference, containing the terms and conditions of the Merger in which Renova Media would acquire all of the equity interests of the Company not then beneficially owned by the Reporting Persons (subject to the next sentence of this Item 4) at a cash price of $12.90 per share of Common Stock and a price per share of Series A Preferred Stock based on the conversion right of such shares of Series A Preferred Stock (which, according to the Merger Agreement, is 3.055 shares of Common Stock for each share of Series A Preferred Stock). Under the Merger Agreement, shares of the Company held directly by COMCOR (whether or not deemed beneficially owned by the Reporting Persons for purposes of Schedule 13D) would be acquired on the same terms as the shares held by all other stockholders of the Company other than Renova Media. The Merger would be subject to the terms and conditions set forth in the Merger Agreement. The consummation of the Merger is not conditioned upon the Reporting Persons obtaining any financing.
     On February 21, 2007, concurrently with the execution of the Merger Agreement, RME Finance Ltd, a company formed under the laws of the Republic of Cyprus and a wholly-owned subsidiary of Renova Media (“Bridge Finance Lender”), the Company and ZAO ComCor-TV, a closed joint stock company organized under the laws of the Russian Federation and a wholly-owned subsidiary of the Company (“Company Sub”), entered into a Bridge Facility Agreement (the “Bridge Facility Agreement”), a copy of which is attached hereto as Exhibit 32 and incorporated herein by reference, pursuant to which Bridge Finance Lender has agreed, subject to the terms and conditions set forth therein, to make available to Company Sub unsecured subordinated debt financing during the pendency of the Merger (and, in certain circumstances, up to three months following a termination of the Merger Agreement). Bridge Finance Lender will receive all funds necessary to provide loans to Company Sub under the Bridge Facility Agreement from Renova Media pursuant to an inter-company loan arrangement.
     The payment and performance of Company Sub’s obligations under the Bridge Facility Agreement have been unconditionally guarantied by the Company pursuant to the Continuing Unconditional Guaranty executed by the Company in favor of Bridge Finance Lender (the “Guaranty”), a copy of which is attached hereto as Exhibit 33 and incorporated herein by reference. The parties to the Bridge Facility Agreement have agreed that the loans made to Company Sub pursuant to such agreement and the Guaranty shall be unsecured obligations of Company Sub and the Company, respectively, and subordinate to the secured obligations of Company Sub and the Company (as guarantor) under the Facility Agreement, dated as of August 26, 2004 by and among Bridge Finance Lender, the Company, Company Sub, certain other subsidiaries of the Company and the agent and security agent thereunder (as amended, the “$28,500,000 Facility Agreement”) by executing and delivering (i) the Amendment Agreement No. 5 to $28,500,000 Facility Agreement dated 26 August 2004, which amendment is dated February 21, 2007, and (ii) the Subordination Agreement dated February 21, 2007 (the “Subordination Agreement”) between Bridge Finance Lender, as agent and security agent under the $28,500,000 Facility Agreement and Bridge Finance Lender, as subordinated creditor, copies of which are attached hereto as Exhibit 34 and Exhibit 35, respectively, and incorporated herein by reference.

CUSIP No. 61945R100
     The first advance of $5,000,000 from Bridge Finance Lender to Company Sub is scheduled to occur shortly. Subsequent monthly loans of $5,000,000 will be subject to Company Sub meeting certain conditions. The maximum principal amount that may be loaned to the Company under the Bridge Facility Agreement is $45,000,000. The obligation of Bridge Finance Lender to make loans to the Company under the Bridge Facility Agreement would terminate in the event that the Merger Agreement were terminated under certain circumstances specified in the Bridge Facility Agreement.
     On February 21, 2007, Renova Media and the Company issued a joint press release announcing the Merger Agreement and the Bridge Facility Agreement. A copy of such press release is attached hereto as Exhibit 36 and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in response to Item 6.
Item 7. Material to be filed as Exhibits
     Item 7 is hereby amended and supplemented to include the following exhibits, filed herewith:

Exhibit 30	Agreement and Plan of Merger, dated February 21, 2007, among Renova Media, Galaxy Merger Sub Corporation and the Company

Exhibit 31	Deed of Amendment, dated February 13, 2007, among Renova Industries Ltd., CMCR Management Limited, and Renova Media in respect of the Amended and Restated Up To US$216,000,000 Credit Facility Agreement of November 3, 2006

Exhibit 32	Bridge Facility Agreement, dated February 21, 2007, among RME Finance Ltd, the Company and ZAO Com-Cor TV

Exhibit 33	Continuing Unconditional Guaranty, dated February 21, 2007, executed by the Company in favor of RME Finance Ltd

Exhibit 34	Amendment Agreement No. 5 to $28,500,000 Facility Agreement dated 26 August 2004, which amendment is dated February 21, 2007, among RME Finance Ltd, the Company, ZAO Com-Cor TV and the subsidiary guarantors named therein

Exhibit 35	Subordination Agreement, dated February 21, 2007, between RME Finance Ltd, as agent and security agent, and RME Finance Ltd, as subordinated creditor

Exhibit 36	Press release of Renova Media and the Company, dated February 21, 2007

CUSIP No. 61945R100
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: February 22, 2007

RENOVA MEDIA ENTERPRISES LTD.
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact

VICTOR VEKSELBERG
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact